

$20,000
$15,000
$10,000
$5,000
$0
9/30/93
9/94
9/95
9/96
9/97
9/98
9/99
9/00
9/01
9/02
9/03
Calvert World Values Int'l Equity Fund (Class A) - $12,769
MSCI EAFE Index GD - $13,747
Lipper International Funds Avg - $15,084